Exhibit 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT ON SUPPLEMENTARY INFORMATION

REGARDING THE APPROVAL OF

ISSUANCE OF BONDS FOR CAPITAL REPLENISHMENT BY CHINA

BANKING AND INSURANCE REGULATORY COMMISSION

China Life Insurance Company Limited (the “Company”) has recently received the Approval of Issuance of Bonds for Capital Replenishment of China Life Insurance Company Limited (Yin Bao Jian Fu (2019) No. 41) (the “Approval”) from the China Banking and Insurance Regulatory Commission (“CBIRC”) and has subsequently filed the relevant announcement. According to this Approval, CBIRC allowed the Company to publicly issue 10-year callable bonds for capital replenishment in the National Inter-bank Bond Market, with the issuance size of not exceeding RMB35 billion, pursuant to the requirements set out in the Notice on the Issuance by Insurance Companies of Bonds for Capital Replenishment. The issuance of such bonds by the Company shall be completed within six months from the date of the approval by the regulatory authorities. The fund raised from this issuance of bonds for capital replenishment will be used by the Company to replenish the capital of the Company so as to improve the solvency.

This issuance still needs to be approved by the People’s Bank of China and other regulatory authorities. The Company will actively promote the issuance and will promptly perform its information disclosure obligation.

Board of Directors of China Life Insurance Company Limited

January 18, 2019